UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MDXHEALTH SA

Oncotype DX® GPS Acquisition

On August 2, 2022, MDxHealth SA (the “Company”) entered into an asset purchase agreement with Genomic Health, Inc., a subsidiary of Exact Sciences Corporation (“Exact Sciences”), to acquire the Oncotype DX® GPS (Genomic Prostate Score® or GPSTM) test from Exact Sciences.

Under the terms of the asset purchase agreement, on August 2, 2022 the Company acquired the Genomic Prostate Score (formerly Oncotype DX GPS) prostate cancer business of Exact Sciences for an aggregate purchase price of up to $100 million, of which an amount of $25 million was paid in cash and an amount of $5 million was settled through the delivery of 691,171 American Depositary Shares (“ADSs”) of the Company, at a price per ADS of $7.23. An additional aggregate earn-out amount of up to $70 million is to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed $30 million and $40 million, respectively. At the option of the Company, the earn-out amounts can be settled in cash or through the issuance of additional ADSs of the Company (valued based on the volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to Exact Sciences, provided that the aggregate number of shares representing the ADSs held by Exact Sciences shall not exceed more than 5% of the outstanding shares of the Company.

The acquisition of the Genomic Prostate Score (formerly Oncotype DX GPS) prostate cancer business has allowed the Company to accelerate its plans to build on its leadership in the urologic diagnostic space by expanding its menu of prostate cancer tests. While its existing prostate cancer tests, Select mdx and Confirm mdx, improve the decision for biopsy in at-risk patients, the Genomic Prostate Score (GPS) test moves the Company further into the cancer management pathway, providing solutions for patients newly diagnosed with early-stage prostate cancer to make the most informed treatment decision for their individual disease, including active surveillance. GPS is a prostate needle biopsy-based, multi-gene test that has been clinically validated to predict aggressive cancer at the time of diagnosis, helping to identify those men who need immediate surgery or radiation therapy versus those who can confidently choose active surveillance. The result is a more precise and accurate assessment of risk, which helps more men avoid the lifelong complications associated with treatments they do not need, while directing aggressive therapy to those men who require immediate treatment.

In addition to the acquisition of intellectual property and know-how related to the GPS prostate cancer business, in connection with the acquisition, substantially all of Exact Science’s urology-focused commercial and sales and marketing team joined the Company, nearly doubling the Company’s existing commercial sales organization. Subsequent to the acquisition, the Company’s commercial field organization has expanded to over 70 sales representatives, strategic account managers, and medical science liaisons.

The Company financed the acquisition in part through a $35 million loan and security agreement with an affiliate of Innovatus Capital Partners, LLC (“Innovatus”), which replaced the Company’s existing EUR 9 million debt facility with Kreos Capital (“Kreos”). The remaining proceeds of the loans were applied towards working capital purposes and to fund general business requirements. Under this agreement, at the option of the Company, an additional $35 million can be drawn from Innovatus, consisting of a $20 million term B loan and a $15 million term C loan, which can be drawn in 2024 and 2025 respectively, subject to certain conditions. The loans are secured by assets of the Company, including intellectual property rights.

The loans accrue interest at a floating per annum rate equal to the sum of (a) the greater of (i) the prime rate published in The Wall Street Journal in the “Money Rates” section or (ii) 4.00%, plus (b) 4.25%, and require interest-only payments for the initial four years. At the election of the Company, a portion of the interest may be paid in-kind by adding an amount equal to 2.25% of the outstanding principal amount to the then outstanding principal balance on a monthly basis until August 2, 2025. The loans mature on August 2, 2027. The lenders have the right to convert, prior to August 2, 2025, up to 15% of the outstanding principal amount of the loans into ADSs of the Company at a price per ADS equal to $11.21, reflecting a substantial premium to the trading price prior to the announcement of the acquisition. Amounts converted into ADSs of the Company will be reduced from the principal amount outstanding under the loans. Notable fees payable to Innovatus consist of a facility fee equal to 1% of the total loan commitment, due on the funding date of the relevant loans, and an end-of-loan fee equal to 5% of the amount drawn, payable upon final repayment of the relevant loans.

Filed herewith as Exhibit 99.1 are the special purpose combined financial statements of the Oncotype DX Prostate Score® Test for the years ended December 31, 2020 and December 31, 2021 (audited), and the six months ended June 30, 2022 (unaudited). Additionally, filed herewith as Exhibit 99.2 is unaudited pro forma condensed consolidated combined balance sheet information regarding the Company and Oncotype DX Prostate Score® Test as of December 31, 2020, December 31, 2021 and June 30, 2022, respectively, and unaudited pro forma condensed consolidated combined income statement information regarding the Company and Oncotype DX Prostate Score® Test for the years ended December 31, 2020 and December 31, 2021 and the six months ended June 30, 2022, respectively.

Medicare Reimbursement

Reimbursement for diagnostic tests furnished to Medicare beneficiaries (typically patients aged 65 or older) is usually based on a fee schedule set by the U.S. Centers for Medicare & Medicaid Services (“CMS”), a division of the U.S. Department of Health and Human Services (“HHS”). As a Medicare-enrolled laboratory based in California, we bill Noridian Healthcare Solutions (“Noridian”), the Medicare Administrative Contractor (“MAC”), for California, and we are subject to Noridian’s local coverage and reimbursement policies. Noridian participates in the Molecular Diagnostic Services Program (“MolDX”), administered by Palmetto GBA, which handles technical assessments for U.S. laboratories that perform molecular diagnostic testing. In 2014, we obtained a positive LCD under the MolDX program which provides coverage for ConfirmMDx testing of Medicare patients throughout the United States.

However, Medicare does not currently provide coverage and reimbursement for the Select mdx test. Under the foundational Local Coverage Decision (“LCD”) process recently implemented by MolDX, all tests within an LCD-covered indication must submit a Technical Assessment (“TA”) for review and consideration. The indication for use of Select mdx is covered by Medicare’s foundational LCD Molecular Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer, which became effective in July 2022. The Select mdx TA has been submitted and we are engaged in an interactive review process with MolDX. The final determination with respect to Medicare coverage and reimbursement of the Select mdx test therefore remains pending, and there can be no assurance that such coverage and reimbursement will be granted or, if granted, that it will be maintained.

Exhibit No.	Description of Exhibit
99.1	Special purpose combined financial statements of the Oncotype DX Prostate Score® Test for the years ended December 31, 2020 and December 31, 2021 (audited), and the six months ended June 30, 2022 (unaudited)
99.2	Unaudited pro forma condensed consolidated combined balance sheets of the Company and Oncotype DX Prostate Score® Test as of December 31, 2020, December 31, 2021 and June 30, 2022, respectively, and the unaudited pro forma condensed consolidated combined statements of income of the Company and Oncotype DX Prostate Score® Test for the years ended December 31, 2020 and December 31, 2021 and the six months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: December 19, 2022	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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